September 13, 2018

Gregory S. Marcus
President and Chief Executive Officer
Marcus Corp.
100 East Wisconsin Ave., Suite 1900
Milwaukee, WI 53202

       Re: Marcus Corp.
           Registration Statement on Form S-3
           Filed September 7, 2018
           File No. 333-227217

Dear Mr. Marcus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure